Exhibit 99.2

Hello Everyone,

My name is Gemma Cirignano from the Acquisitions team here at Masterworks.

Today we’re pleased to share with you xLxaxyx xUxpx by the late artist, Ernie Barnes.

Barnes was a former NFL player turned artist recognized for his lively paintings of everyday Black joy.

His market has continued to grow significantly, with a 45% Annual Record Price Growth rate based on data from October 19, 1999 to December 31, 2022.

Executed in 1970, The Artwork is a part of the series that merges his experience as a professional athlete with his social upbringing as a young Black man in the south where he attended rhythm and blues dance halls and played basketball recreationally.

So why do we like this painting? Three reasons:

One: We believe this work has upside potential with a similar sales appreciation rate of 36% between November 2010 to May 2023.

Two: In May 2022, Barnes’ masterpiece, The Sugar Shack, a painting commissioned by Marvin Gaye for the cover of his album, I Want You, sold at auction for $15.3M, shattering his previous auction record of $550K from a sale in November 2021 and catalyzing deeper price discovery in his market.

Three: Artworks similar in subject and period, include: One-On-One (1979), which sold for $945K at Christie’s New York in November of 2022, and The Shot (1985), which sold for $508K at Bonhams New York in May of 2023.

Thank you for joining us, and we look forward to bringing you this amazing work by Ernie Barnes.